SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA




SEC MAIL PROCESSING
RECEIVED
JUN 14 2010
WASH, D.C. 193 SECTION

May 26, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 17, 18 and 26, 2010.

Best regards,
Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
May 17, 2010	Press Release	Skanska awarded first road assignment in northwestern U.S. – viaduct construction in Seattle for USD 115 M, approximately SEK 840 M	law and by the listing agreement with Stockholm Stock Exchange
May 18, 2010	Press Release	Skanska to construct rail tunnel in New York for USD 52 M, approximately SEK 380 M	law and by the listing agreement with Stockholm Stock Exchange
May 26, 2010	Press Release	Skanska to construct hospital in U.S. for USD 42 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 6/15

SKANSKA

Press Release

May 17, 2010
08:30 am CET

Skanska awarded first road assignment in northwestern U.S. – viaduct construction in Seattle for USD 115 M, approximately SEK 840 M

Skanska is expanding its infrastructure construction and civil engineering operations to the northwestern U.S. The first road assignment in the state of Washington is for the Alaskan Way Viaduct in Seattle. The contract amounts to USD 115 M, approximately SEK 840 M, which will be included in order bookings for the second quarter.

The customer is the Washington State Department of Transportation.

The project involves the construction of a new 1.3-kilometer (0.8-mile) viaduct on the southern section of the Alaskan Way on the State Route 99 bypass in downtown Seattle.

The new stretch will be built in parallel with and replace the existing heavily-trafficked road. The new construction will increase capacity and improve the earthquake resistance.

The project will be conducted by Skanska USA Building and Skanska USA Civil, which now have a joint base in Seattle, Washington.

"It is our strategic intention to also become established within infrastructure construction and civil engineering in this expansive region, where we have a long tradition in building construction. It is highly gratifying that we have now secured our first road contract and I am certain that we will expand in this market," says Mike McNally, Executive Vice President of Skanska and the member of the Senior Executive Team with responsibility for operations in the U.S. and Latin America.

Work will commence in summer 2010 to be completed in 2013.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has

approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jay Weisberger, Communications Manager, Skanska USA,
tel +1 206 494 5469
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press Release

May 18, 2010
08:30 am CET

Skanska to construct rail tunnel in New York for USD 52 M, approximately SEK 380 M

Skanska has been awarded a design/build contract for a new rail tunnel in New York, U.S. Skanska's share of the contract amount is USD 52 M, or approximately SEK 380 M, which will be included in second-quarter order bookings. Skanska has a 20-percent share of the total contract amount, which is USD 258 M.

The customer is New Jersey Transit.

The contract relates to the Palisades Tunnel, which is part of the new Trans-Hudson Express Project (THE Project). With the construction of THE Project, NJ Transit will double its rail capacity between New Jersey and New York.

Palisades Tunnel comprises twin tunnels each about 1,600 meters long that will be open-cut and bored using a TBM (tunnel boring machine). The finished internal diameter of the tunnels will be approximately 7.2 meters. A large shaft measuring about 36 meter in diameter and six tunnel cross passages also form part of the project.

Work on the project has commenced and will be completed in December 2013.

The design/build project is being performed by Skanska USA Civil as part of a consortium that also includes Schiavone and Shea, which have shares of 50 and 30 percent, respectively. In New York, Skanska is also extending the subway lines 7th line and 2nd Avenue line with the same partners.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press Release

May 26, 2010
08:30 am CET

Skanska to construct hospital in U.S. for USD 42 M, about SEK 310 M

Skanska has been awarded the construction management assignment for the expansion of a hospital in Houston, Texas in the U.S. The contract amounts to USD 42 M, or about SEK 310 M, which will be included in Skanska USA Building's order bookings for the second quarter. The customer is Harris County Hospital District.

The contract is for the expansion of approximately 16,000 square meters at the Holly Hall Hospital, in southern Houston. The new five-story building will house specialized clinics offering such services as radiation therapy and diagnostics imaging.

Onsite construction will commence in August and is scheduled for completion by July 2012.

Skanska is also conducting two additional expansion projects at the LBJ Hospital in northeast Houston for the same customer. These assignments are being implemented on a phased basis and to date, Skanska has secured contracts in the amount of USD 30 M. The following phases are expected to amount to USD 27 M.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Shelby Adams, Communications Manager, Skanska USA,
tel +1 615 335 1243
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.